SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 2)

Keros Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share	492327101
(Title of class of securities)	(CUSIP number)

Arkin Bio Ventures Limited Partnership
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-972-9-7883330

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg Shenav & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn: Perry Wildes, Adv.
 Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 492327101	Page 2 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Ventures Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS:
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
2,013,102

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
2,013,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,013,102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.69%*

14	TYPE OF REPORTING PERSON:
PN

* Based on 23,175,730 shares of Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 13, 2020, which amount includes 390,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 492327101	Page 3 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Venture Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS:
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
2,013,102

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
2,013,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,013,102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.69%*

14	TYPE OF REPORTING PERSON:
CO

* Based on 23,175,730 shares of Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 13, 2020, which amount includes 390,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 492327101	Page 4 of 8

1	NAMES OF REPORTING PERSONS:
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
2,013,102

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
2,013,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,013,102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.69%*

14	TYPE OF REPORTING PERSON:
IN

* Based on 23,175,730 shares of Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 13, 2020, which amount includes 390,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 492327101	Page 5 of 8

1	NAMES OF REPORTING PERSONS:
Alon Lazarus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS:
PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
23,038

	8	SHARED VOTING POWER:
2,013,102

	9	SOLE DISPOSITIVE POWER:
23,038

	10	SHARED DISPOSITIVE POWER:
2,013,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,036,140

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.79%*

14	TYPE OF REPORTING PERSON:
IN

* Based on 23,175,730 shares of Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 13, 2020, which amount includes 390,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.          Security and Issuer

Item 1 of Schedule 13D is hereby amended by adding the following paragraphs:

The Statement on Schedule 13D relating to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Keros Therapeutics, Inc.., a company organized under the laws of the State of Delaware ("Keros"), as filed on April 20, 2020 (the “Original Schedule 13D”) and amended on November 25, 2020 is hereby further amended as set forth below by this Amendment No. 2. The address of the principal executive office of Keros is 99 Hayden Avenue, Suite 120, Building E, Lexington, Massachusetts 02421.

Item 2.          Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly by Arkin Bio Ventures Limited Partnership ("Arkin Bio Partnership"), Arkin Bio Venture Partners, Ltd. (“Arkin Bio Ltd.”), Mr. Moshe Arkin and Mr. Alon Lazarus (together with Arkin Bio Partnership, Arkin Bio Ltd. and Moshe Arkin, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Arkin Bio Partnership and Arkin Bio Ltd. are each organized under the laws of the State of Israel and has a business address of 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel. The principal business of Arkin Bio Partnership is to make investments in biomedical companies. Mr. Arkin is the sole shareholder and sole director of Arkin Bio Ltd., which has no officers. Arkin Bio Ltd. is the general partner of Arkin Bio Partnership.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address). The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

Alon Lazarus is a citizen of Israel whose principal business is Biotech Investment Manager of the Pharma Division of Arkin Holdings, which is also Mr. Lazarus’ business address. Mr. Lazarus served on the board of directors of Keros until his resignation effective December 17, 2020,

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.          Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

Mr. Lazarus resigned from the board of directors of Keros effective December 17, 2020.

Each of the Reporting Persons intends to review the performance of their investment in Keros from time to time. Depending on various factors, including the business, prospects and financial position of Keros, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in Keros as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in Keros or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.          Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date hereof, Arkin Bio Partnership owns directly (and therefore is deemed the beneficial owner of) 2,013,102 shares of Common Stock, which represents approximately 8.69% of the number of shares of Common Stock outstanding. Arkin Bio Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Arkin Bio Partnership, Arkin Bio Ltd. may be deemed to be the indirect beneficial owner of the 2,013,102 shares of Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 8.69% of the number of shares of Common Stock outstanding. Arkin Bio Ltd. has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As the sole shareholder and sole director of Arkin Bio Ltd., Mr. Arkin may be deemed to be the indirect beneficial owner of the 2,013,102 Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 8.69% of the number of shares of Common Stock outstanding. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As of the date hereof, Mr. Lazarus owns directly (and therefore is deemed the beneficial owner of) 23,038 shares of Common Stock, which represents approximately 0.10% of the number of shares of Common Stock outstanding. In addition, as the Biotech Investment Manager of the Pharma Division of Arkin Holdings, Mr. Lazarus may be deemed to share voting and investment power with respect to the shares held by Arkin Bio Partnership and therefore may be deemed to be the indirect beneficial owner of the 2,013,102 Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 8.79% of the number of shares of Common Stock outstanding. Mr. Lazarus has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 (c) Except as set forth in this amended Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d) Except as provided below, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5. The limited partners of Arkin Bio Partnership have the right to receive from Arkin Bio Partnership dividends that it receives from, or the proceeds that it receives from the sale of, the shares of Common Stock referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 23,175,730 shares of Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 13, 2020, which amount includes 390,000 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of April 20, 2020 (incorporated by reference to Exhibit 1 of the Original Schedule 13D).

2
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of March 2, 2020 (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (file number 333-237212) filed with the Securities and Exchange Commission on March 16, 2020, by the Issuer.)

3	Board resolution of Arkin Bio Venture Partners, Ltd., dated April 20, 2020 (incorporated by reference to Exhibit 4 of the Original Schedule 13D).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2020

Arkin Bio Ventures Limited Partnership By its General Partner, Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director
/s/ Moshe Arkin Moshe Arkin
/s/ Alon Lazarus Alon Lazarus